Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Advantage Announces Adoption of a Premium Distribution(TM), Distribution
    Reinvestment and Optional Trust Unit Purchase Plan

    /NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN
    THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY
    CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW./

    (TSX: AVN.UN, NYSE: AAV)

    CALGARY, July 24 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") announced today that it has adopted a Premium Distribution(TM),
Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan").
Eligible Unitholders may elect to participate in the Plan commencing with the monthly cash distribution payable on or about August 15, 2006 to Unitholders of record on July 31, 2006.
    Participating Unitholders must elect between the Premium Distribution(TM)
and distribution reinvestment components of the Plan.

    Premium Distribution(TM) Component
    ----------------------------------
    Under the Premium Distribution(TM) component of the Plan, eligible
Unitholders may elect to receive, on each distribution payment date, premium cash distributions equal to 102% of the cash distributions that they would otherwise have received if they did not participate in the Plan (subject to proration in certain events as provided in the Plan) by reinvesting their regular cash distributions in additional Advantage trust units as described below but directing that the additional units be delivered to the designated
Plan broker in exchange for the premium payment. Canaccord Capital Corporation will act as the Plan broker for the Premium Distribution(TM) component of the
Plan.

    Distribution Reinvestment Component
    -----------------------------------
    Under the distribution reinvestment component of the Plan, eligible
Unitholders may accumulate additional Advantage trust units by directing that their cash distributions be reinvested in additional units on the applicable distribution payment date at a price equal to 95% of the Average Market Price
(as defined in the Plan).

    Optional Trust Unit Purchases
    -----------------------------
    In addition, the Plan allows those Unitholders who participate in either the Premium Distribution(TM) component or the distribution reinvestment component of the Plan to purchase additional trust units from treasury at a purchase price equal to the Average Market Price (with no discount) in minimum amounts of $1,000 per remittance up to a maximum aggregate amount of $100,000 per month by any one Unitholder, all subject to an overall annual limit of 2%
of the total number of outstanding trust units.
    The Fund reserves the right to limit the amount of new equity available under the Plan on any particular distribution date. Accordingly, participation may be prorated in certain circumstances.

    Plan Enrolment
    --------------
    To enroll in either the Premium Distribution(TM) component or the distribution reinvestment component of the Plan, eligible beneficial
Unitholders (i.e. owners of trust units that are held through a nominee such as a broker or custodian) should contact the broker, investment dealer, financial institution or other nominee who holds their trust units to enquire about the applicable enrolment deadline and to request enrolment in the Plan.
Where units are held of record by The Canadian Depository for Securities
Limited or its nominee ("CDS"), CDS will provide Computershare Trust Company of Canada, as Plan Agent, instructions as to its participation in each component of the Plan in accordance with its usual procedures.
    Registered Unitholders (other than CDS) may enroll in the Plan and elect between the Premium Distribution(TM) component or the distribution reinvestment component by faxing or otherwise delivering a properly completed and signed authorization form to Computershare Trust Company of Canada at the fax number or address specified in the form. The Plan provides that an authorization form must be received by 5:00 p.m. (Toronto time) on the fifth
(5th) business day immediately preceding a distribution record date in order for the cash distribution to which the record date relates to be reinvested under the Plan component of their choosing. As an exception to this rule, however, and in order to better accommodate those Unitholders who wish to participate in the Plan with respect to the upcoming distribution, registered
Unitholders (other than CDS) who wish to reinvest the cash distribution payable on or about August 15, 2006 to Unitholders of record on July 31, 2006 will have until 5:00 p.m. (Toronto time) on Thursday, July 27, 2006 to deliver their authorization forms to Computershare Trust Company of Canada as set forth above.
    Generally, no commissions, service charges or brokerage fees will be payable by Plan participants in connection with their purchase of trust units under the Plan, but beneficial Unitholders should make enquiries with the broker, investment dealer or financial institution through which their trust units are held as to any policies of such party that might result in any commissions, charges or fees being payable.
    Participation in the Plan does not relieve Unitholders of any liability for taxes that may be payable on distributions. Unitholders should consult their tax advisors concerning the tax implications of their participation in the Plan having regard to their particular circumstances.
    Copies of the Plan, a related series of Questions and Answers and the applicable forms are available on Advantage's website at
www.advantageincome.com under the heading "Investor Relations", or directly from the Fund by calling Investor Relations as 1-866-393-0393.
    Unitholders should carefully read the complete text of the Plan before making any decisions regarding their participation in the Plan.

    Non-Resident Unitholders
    ------------------------
    Please note that registered and beneficial owners of Advantage trust units who are not resident in Canada are not eligible to participate in the
Plan.

    This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The Advantage trust units have not been and will not be registered under the United States
Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to any U.S. person absent registration or an applicable exemption from the registration requirements of such laws.

    Advisory
    BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

    The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

    (TM)denotes trademark of Canaccord Capital Corporation

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: please contact: Investor Relations, Toll free:
1-866-393-0393; Advantage Energy Income Fund, 3100, 150 - 6th Avenue SW,
Calgary, Alberta T2P 3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723; Web
Site: www.advantageincome.com; E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 14:21e 24-JUL-06